EXHIBIT 21
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News Release
C-98053

Micron Completes Acquisition of TI's Memory Business

DALLAS (October 1, 1998) -- Micron Technology, Inc. (NYSE: MU) and Texas Instruments Incorporated (NYSE: TXN) today announced the completion of the sale of TI's memory business to Micron, including TI's wholly owned fabs in Avezzano, Italy and Richardson, Texas, its joint venture interests in Japan and Singapore, and an assembly and test operation in Singapore.

Under the terms of the agreement, TI received approximately 28.9 million shares of Micron common stock valued at $881 million as of the closing date, $740 million in notes convertible into an additional 12 million shares of Micron common stock, and a $210 million subordinated note. The market value of the 6.5 percent convertible and subordinated notes is approximately $836 million.

In addition to TI's memory assets, Micron received $550 million in proceeds from financing provided by TI to facilitate the deployment of Micron's technology throughout the acquired business. As part of the transaction, Micron also received a 10 year royalty-free cross license agreement. The proceeds are less than previously announced as TI agreed to retain its Italian government-sponsored debt.

TI expects a before-tax gain of approximately $100 million on the sale, which will be deferred until the repayment of the TI-provided financing.
"The capacity of the wholly-owned and joint venture facilities, combined with our leading-edge technology and manufacturing efficiencies, should position Micron well for future market opportunities," said Steve Appleton, chairman, CEO and president of Micron. "We will immediately begin transferring our technology to these operations, with the expectation that it will require three to six quarters to implement."

"With this sale, we're turning the page on TI history and taking the last major step in transitioning to primarily a pure-play digital signal processing and analog provider," said Tom Engibous, chairman, president and chief executive officer of Texas Instruments.

In connection with the sale, TI has agreed to guarantee the payment obligations of one of its former joint ventures under a newly-syndicated $450 million principal amount credit facility. At this time, the joint venture has borrowed $210 million under the credit facility. As a result of the guarantee, TI has been granted a security interest in the joint venture's assets. In addition, the guarantee is partially offset by certain contingent funding obligations of the joint venture shareholders.

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NOTE TO EDITORS: Micron Technology, Inc., and its subsidiaries manufacture and market DRAMs, very fast SRAMs, Flash, other semiconductor components, memory modules, graphics accelerators, personal computer systems, and radio frequency identification (RFID) products. Micron's common stock is traded on the New York Stock Exchange (NYSE) under the symbol MU. To learn more about Micron Technology, Inc., visit its web site at www.micron.com

Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational and productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries. Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com